

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 14, 2016

Via E-mail
Ms. Felicia I. Ladin
Chief Financial Officer
Albany Molecular Research, Inc.
26 Corporate Circle
Albany, NY 12203

> **Re: Albany Molecular Research, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **Form 8-K filed November 8, 2016**
> **File No. 001-35622**

Dear Ms. Ladin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 29

1.   We note significant increases in your cost of contract revenue, gross contract margin and selling, general and administrative expenses during the periods presented. Please expand your discussions in future filings to include the business reasons for the changes between periods in the cost of contract revenue, gross contract margin and selling, general and administrative expenses for each segment. Please also quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please provide us with your proposed disclosures. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 34

2.   We note significant fluctuations in cash provided by operating activities during the periods presented. Please revise your discussions in future filings to include a robust discussion describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating cash flows for the periods presented. The disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows and the impact of acquisitions. Please provide us with your proposed disclosures. See guidance in Section IV.B.1 of SEC Release 33-8350.

Form 8-K filed November 8, 2016

Exhibit 99.1
Table 2 - Condensed Consolidated Statements of Operations and Reconciliation of Non-GAAP adjustments

3.   We note that you have presented alternative income statements which exclude certain items recorded in your GAAP-basis Statements of Income. These full non-GAAP income statements appear to attach undue prominence to non-GAAP information and do not appear to be consistent with Regulation G. Please confirm that in future filings you will remove such presentation or tell us why you believe it is appropriate. For additional guidance refer to Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures. As an alternative, you may present a non-GAAP performance measure reconciled to the most comparable measure calculated in accordance with GAAP.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Myra Moosariparambil at (202) 551-3796 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

                                Sincerely,

                                /s/Craig Arakawa

                                Craig Arakawa
                                Accounting Branch Chief
                                Office of Beverages, Apparel, and
                                Mining